Exhibit (a)(10)

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, CA 92130

February 25, 2014

Dear Stockholder:

We are pleased to inform you that, on February 10, 2014, Cadence Pharmaceuticals, Inc. (“Cadence”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Mallinckrodt plc (“Parent”) and Madison Merger Sub Inc., a wholly owned indirect subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on February 19, 2014 a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $14.00, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Cadence, with Cadence surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Cadence, Parent, Purchaser or any subsidiary of Parent or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Cadence (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Cadence and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that Cadence’s stockholders accept the Offer and tender all their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Cadence’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that Cadence’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accompanying this letter is a copy of Cadence’s Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on March 18, 2014, unless extended.

Sincerely,

Theodore R. Schroeder

President and Chief Executive Officer